UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Raytech Holding Limited, a British Virgin Islands company (the “Company”), held its 2024 annual general meeting (the “Meeting”) of shareholders at 9:00 a.m. local time, October 23, 2024 (9:00 p.m. U.S. Eastern Time, October 22, 2024), at Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong. Holders of a total of 13,601,636 ordinary shares out of a total of 17,613,083 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a majority of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of August 21, 2024 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Re-election of Directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office, until the next annual general meeting of shareholders of the Company and/or until his/her respective successor is elected and duly qualified.

Director’s Name	For	Withheld	Abstain
Ching Tim Hoi	13,601,611	25	0

Ling Chun Yin	13,601,611	25	0

Li Wan Venus	13,601,611	25	0

Fok Pak Kin Charles	13,601,611	25	0

Yiu Wing Hei	13,601,611	25	0

2. Ratification and Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025.

For	Against	Abstain
13,601,591	0	45

3. Approval of the Raytech Holding Limited 2024 Equity Incentive Plan

It was approved to adopt the Raytech Holding Limited 2024 Equity Incentive Plan, a copy of which is attached as Exhibit 4.1.

For	Against	Abstain
13,600,544	1,044	48

On October 24, 2024, the Company issued a press release announcing the result of the Meeting.

A copy of this press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
4.1	Raytech Holding Limited 2024 Equity Incentive Plan
99.1	Press Release, dated October 24, 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: October 28, 2024	By:	/s/ Ching Tim Hoi
Ching Tim Hoi Chief Executive Officer

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